Date: 27/03/2009

510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ANIMAS RESOURCES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:

Annual General Meeting

Record Date for Notice of Meeting:

01/05/2009

Record Date for Voting (if applicable):

01/05/2009

Meeting Date:

09/06/2009

Meeting Location (if available):

410 - 325 Howe St

Vancouver, BC  V6C 3B9

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	035265107	CA0352651073

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for ANIMAS RESOURCES LTD

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